Exhibit 16.1


January 19, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


We have read Item 4.01 of Form 8-K dated January 19, 2005 of Knockout Holdings, Inc. (f/k/a United Network Marketing Services, Inc.) and are in agreement with the statements contained therein except as follows:

We have no basis to agree or disagree with the statements of the registrant contained in items 1 and 2 of the third paragraph. With respect to the last sentence of the second paragraph, we are not aware of any "reportable event" which has occurred through January 12, 2005, however, we note that we have not performed an audit of the registrant's financial statement at or for the year ended December 31, 2004.


Sincerely,


/s/ Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP
New York, NY